Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

Entourage Mining enters into Doran Option Agreement with Abbastar Holdings Ltd.,
Prepares for Drill Program in Quebec

Vancouver British Columbia, February 14, 2007, (BUSINESSWIRE) Entourage Mining Ltd. (OTCBB:ETGMF) (“Entourage” or the “Company”) announces that it has entered into an option agreement with Abbastar Holdings Ltd., (“Abbastar”) a TSX Venture company based in Vancouver British Columbia, whereby Abbastar may earn up to 70% interest in the Doran uranium prospect situated in Costebelle Township, on the North Shore of the Gulf of St Lawrence in south eastern Quebec.

Terms of the option agreement include a one-time payment to Entourage of $100,000 on filing of the agreement and the expenditure of a minimum of $5 million over 4 years on the Doran property. Furthermore, Abbastar may earn its interest in the Doran property as follows:

  20% interest by expending $500,000; and,
  15% additional interest by expending an additional $1,000,000; and,
  15% additional interest by expending an additional $1,500,000; and,
  20% additional interest by expending an additional $2,000,000.

The Doran uranium prospect is situated in Moyenne Côte-Nord in Costebelle Township, Quebec approximately 85 kilometers east of Havre St. Pierre and about 25 kilometers west of Aguanish.. The property is serviced by provincial highway 138 with hydroelectric facilities close by. To date, Entourage has expended more than $700,000 exploring, mapping, sampling and drilling the 47-claim block package.

Highlights of the Entourage’s work on the property include (as outlined in the Company’s 2006 news releases dated July 20, August 08 and September 5):

  14 drill holes encountered sub-surface uranium mineralization in the Main Zone situated to the south-west of the property;
  63 rock saw samples, taken in 2006, were tested of which four samples returned valuesgreater than 0.1% U3O8, 13 samples returned values greater than 0.05% U3O8, 15 samples returned values greater than 0.025% U3O8 and 12 samples above 0.0125% U3O8;
  The comprehensive rock saw channel sampling program of 2006 was successful in identifying twelve previously unrecognized uranium targets; and Rock saw sample “N-4”, measuring 1.5 meters (4.92 ft.) in width and weighing 3.35 kilograms (7.39 lbs.) was fire assayed and returned a value of 0.76% U3O8.

Furthermore, Entourage has contracted the services of Forages La Virole, of Rimouski, Quebec to commence drilling, in the middle of February 2007, on the “L”, “X” and “N” anomalies, situated in the north and northeast sectors of the property. In total the companies plan to initiate a recommended four Phase drilling and fieldwork program on the property with an estimated cost of $1,370,000 and is expected to continue into 2008.

On behalf of the Board
“Gregory F Kennedy”
Gregory F Kennedy
President

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

For more information please contact: Craig Doctor (craig@entouragemining.com) 604-278-4656